SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 10, 2006
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes        No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No X
Enclosure: Press release – AngloGold Ashanti announces change to its board news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AGA 02.06
10 February 2006
AngloGold Ashanti announces change to its board
Reginald Bannerman, an attorney with 48 years’ experience, will be joining the Board of Directors of AngloGold Ashanti Limited with effect from 10 February 2006. He is the principal partner at
Bruce-Lyle, Bannerman & Thompson Attorneys in Ghana.
Russell Edey, Chairman of the Board of Directors, commented: “We look forward to the contribution this distinguished Ghanaian will make to the affairs of AngloGold Ashanti”.
ends
Queries
South
Africa
Tel:
Mobile:
E-mail:
Steve Lenahan
+27 (0) 11 637 6284
+27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Alan Fine
+27 (0) 11 637 6383
+27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2004 which is filed with the Securities and Exchange Commission on 14 July 2005.

DIRECTORATE CHANGES
The following changes have taken place to the board of AngloGold Ashanti Limited:
Name
Nature of Change
Mr R E Bannerman (Non-executive director)
Appointed as a director effective 10 February
2006
Taking account of the above the board of directors should read as follows:
Directors
Alternate
Directors
Mr R P Edey (Chairman)   (British)
Dr T J Motlatsi (Deputy Chairman)
Mr R M Godsell (Chief Executive Officer)
Dr S E Jonah, KBE (President)   (Ghanaian)
Mr R E Bannerman (Ghanaian)
Mr F B Arisman (American)
Mr S Venkatakrishnan (British)
Mrs E le R Bradley
Mr C B Brayshaw
Mr R Carvalho Silva (Brazilian)
Mr R Médori (French) Mr P.G. Whitcutt
Mr W A Nairn Mr A.H. Calver (British)
Mr N F Nicolau
Mr S R Thompson (British)
Mr A J Trahar
Mr K H Williams
Mr P L Zim Mr D.D. Barber
10 February 2006
JSE Sponsor – UBS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: February 10, 2006
By: /s/ C R Bull
Name: C R Bull
Title:   Company Secretary